UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D-A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ACTIVEWORLDS.COM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0504X207

(CUSIP Number)

Allan M. Lerner, Esq.
2888 East Oakland Park Boulevard
Fort Lauderdale, Florida 33306
(954) 563-8111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 20, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 0504X207	13D-A

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) X3d Technologies, Inc. 75-1134619

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

	(7)	SOLE VOTING POWER
NUMBER OF		1,200,100
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		1,200,100

	(10)	SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,100

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14%

(14)	TYPE OF REPORTING PERSON* CO

Item 1. Security and Issuer

Common Stock, $0.001 par value Activeworlds.com, Inc. 95 Parker Street Newburyport, MA 01950

Item 2. Identity and Background

a.	This Schedule 13D is being filed by X3D Technologies, Inc., a Florida corporation. X3D Technologies, Inc., will hereinafter be referred to as “X3D” or the “Reporting Person.”

b.	The Reporting Person is located at 2401 PGA Boulevard, Palm Beach Gardens, Florida 33410.

c.	X3D Technologies, Inc. is a provider of advanced technologies and integration services that provide unique and dynamic “three-dimensional” user experiences for a broad range of Internet Applications.

d.	There has not been a conviction of any officers or directors of X3D, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, no officer or director of X3D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding such violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

X3D paid an aggregate of $180,000 for the shares. The source of the funds was the corporate working capital of the Reporting Person. The shares were purchased in a privately negotiated transaction between the parties. In addition, on April 29, 2002, the Reporting Person also purchased 100 Shares of the Company in the open market at the purchase price of $0.46 per share.

Item 4. Purpose of Transaction

The primary purpose for the Reporting Person’s purchase of the shares continues to be to maximize the value of its investment in the Company. On May 20, 2002, the Reporting Person requested the Company to call a Special Meeting of Shareholders for the purpose of removing two (2) of the Company’s Directors - Alexander M. Adelson and Bruce Judson. The call of the Shareholders meeting was prompted by the Reporting Person’s perceived failure of the Company’s Board of Directors to act on its proposal to the shareholders for the merger of the Reporting Person into the Company, and separately, to address its concerns over the Board’s actions and inaction that have directly resulted in the Company’s inability to preserve its NASDAQ small-cap listing.

Item 5. Interest in Securities of the Issuer

	Number of Shares	% of Outstanding Shares

X3D Technologies, Inc.	1,200,100	14

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

April 29, 2002 Stock Purchase Agreement

The Stock Purchase Agreement entered into on April 29, 2002, by X3D, as purchaser, provides for the sale and purchase of 1.2 million shares of Activeworlds, 600,000 shares each from J.P. McCormick and Richard F. Noll to X3D, an accredited investor as that term is defined under Regulation D of the Securities Act of 1933. Messrs. J.P. McCormick and Richard F. Noll are officers and directors of the Company. The purchase price of the stock is $0.15 per share for a total of $180,000. The shares which are the subject of this Agreement are fully paid for, non assessable and have not been registered with the Securities and Exchange Commission. The laws of the Commonwealth of Massachusetts govern this transaction.

On April 29, 2002, the Reporting Person also purchased 100 Shares of the Company in the open market at the purchase price of $0.46 per share.

Item 7. Material to be Filed as Exhibits

Exhibit 1	—	Demand for Special Meeting of Shareholders, dated May 20, 2002.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2002
/s/ John Textor

Chief Executive Officer
X3D Teechnologies, Inc.